Lakrisha Davis & Co.

Profit and Loss by Month
January - December 2020

	TOTAL
Income	
Billable Expense Income	315.00
Discounts given	-600.00
Sales	153,874.01
Total Income	**$153,589.01**
Cost of Goods Sold	
Cost of Goods Sold	277.96
Total Cost of Goods Sold	**$277.96**
GROSS PROFIT	**$153,311.05**
Expenses	
Advertising & Marketing	4,472.33
Bank Charges & Fees	26.88
Car & Truck	6,656.65
Contractors	48,912.04
Customer Appreciation	263.10
Customer Refund	194.20
Legal & Professional Services	22,127.04
Loan Expense	35.03
Meals & Entertainment	7,994.36
Office Supplies & Software	12,683.19
PayPal Fees	2,163.46
Payroll Expenses	0.00
Taxes	1,388.88
Wages	12,500.00
Total Payroll Expenses	**13,888.88**
Reimbursable Expenses	44.06
Rent & Lease	10,494.45
Shipping	365.32
Taxes & Licenses	584.03
Training & Conferences	3,101.95
Travel	485.48
Utilities	2,420.47
Total Expenses	**$136,912.92**
NET OPERATING INCOME	**$16,398.13**
Other Expenses	
Other Miscellaneous Expense	541.97
Total Other Expenses	**$541.97**
NET OTHER INCOME	**$ -541.97**
NET INCOME	**$15,856.16**